UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Coursapp, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 1, 2016

Physical address of issuer
1111 Euclid St #301, Santa Monica, CA 90403

Website of issuer
www.kudu.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW Suite 500

Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
0.0% of the amount raised and $0.00. The intermediary is not charging the issuer any compensation with respect to the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Boston Private Bank and Trust Co

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 18, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	As of August 18, 2018	**Most recent fiscal year-end (December 31, 2017)**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$223,865.57	$173,704.44
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$60,150.65	$7,865.42
Cost of Goods Sold	$7,449.41	$2.13
Taxes Paid	$0.00	$0.00
Net Income	-$99,838.87	-$76,295.56

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 15, 2019

FORM C/A

Up to $1,070,000.00

Coursapp, Inc.



Explanatory Note

Coursapp, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on January 15, 2019. This Amendment is filed to add a webinar transcript (Exhibit H). A prior Amendment was filed to add an additional video transcript (Exhibit G).

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Coursapp, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the offering, related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0.00	$50,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$0.00	$1,070,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will not owe a commission, whether cash or otherwise, to the intermediary at the conclusion of the offering. in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.kudu.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is March 15, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.kudu.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are

permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Coursapp, Inc. (the "Company") is a Delaware Corporation, formed on March 1, 2016. The Company is currently also conducting business under the name of Kudu.

The Company is located at 1111 Euclid St #301, Santa Monica, CA 90403.

The Company's website is www.kudu.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Exhibits
This Form C is supplemented by the Company's financial statements attached as Exhibit A, the Company Summary attached as Exhibit B, the Subscription Agreement attached as Exhibit C, the form of Crowd Note attached as Exhibit D, the Company Pitch Deck attached as Exhibit E, and the Video Transcriptions attached as Exhibits F and G.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review Exhibit B to this Form C.

9

The Business

Kudu is a digital education platform and digital textbook publisher targeted at universities. Instructors choose to use Kudu in place of a traditional textbook and/or online homework system, and we charge a fee directly to the students.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 18, 2019
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a Delaware limited liability company in 2016. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider

the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our product and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We store sensitive data, including intellectual property, our proprietary business information and that of our customers and personally identifiable information of our customers, in our data centers and on our networks. The secure processing and maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alexander Kusenko (Treasurer & Secretary of the Company, March 1, 2016 – Present) and Warren Essey (CEO & President of the Company, March 1, 2016 – Present). The Company has or intends to enter into employment agreements with Alexander Kusenko and Warren Essey, although there can be no assurance that it will do so or that

they will continue to be employed by the Company for a particular period of time. The loss of Alexander Kusenko and Warren Essey or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain aspects of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Alexander Kusenko and Warren Essey in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Alexander Kusenko and/or Warren Essey die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person(s) could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and

process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing

integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information as well as sensitive and/or confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These

improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate and thus will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy, you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors

or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Kudu is a digital education platform and digital textbook publisher targeted at universities. Instructors choose to use Kudu in place of a traditional textbook and/or online homework system and Kudu charges a fee directly to the students.

Business Plan

Our company aims to build a vertically integrated digital publishing business aimed at the higher education market. We develop our own software to enable authoring of content on the same platform that is used for sales and distribution. Our goal is to partner with the academic community to enable them to produce high quality educational content by using our software and production capabilities. Our digital-first approach allows us to design features and content around research-backed modern teaching techniques. The vertical integration and digital approach are designed to help keep costs low for students while providing a modern and flexible system to learn from.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Kudu digital textbooks	Content is provided through a progressive web app at www.kudu.com. Instructors can customize content and add their own original materials. The content provided by Kudu can include one or more of: text, images, videos, online homework questions.	Our core market is universities, but some high schools are testing Kudu. Our core clients are UCLA, UC San Diego, University of San Diego, and Pierce College.
Kudu educational platform	A free version of our progressive web app is available at www.kudu.com. Kudu provides no pre-built content in the free version, and instructors can bring their own content. Kudu provides free hosting, editing tools, and the	Aimed at universities. Used at UCLA and Pierce College.

		ability to author auto-grading questions.	

We plan to expand our content library of pre-built courses that are designed to replace traditional textbooks and online homework question sets. We will expand in our current subject lines of Physics and Astronomy and also introduce new subject lines such as Chemistry, Biology, Mathematics, Economics, and History.

Instructors can create courses for free. We sell access to those courses directly to students via our online web site at www.kudu.com.

Competition

The Company's primary competitors are large textbook publishers such as Pearson, Cengage, McMillan, Wiley, and McGraw-Hill.

The textbook market is dominated by a few very large publishers. These publishers have very large catalogs of published books and established market positions. They have very diverse and fragmented product lines with a lot of revenue coming from a printed publishing model and deals with university campus bookstores. Kudu's all digital approach allows for operational efficiencies compared to the established players. Kudu only sells digital products direct to consumers, which is designed to reduce the complexity and cost of its model. In addition, Kudu provides a model for instructors to contribute to its educational content and earn rewards for this. This allows Kudu to more quickly access a larger pool of talent and build new content at a very competitive price.

Customer Base

Our paying customers are university students. However, the decision to assign Kudu in a university course is normally controlled by the instructor. Instructors get free access to Kudu and decide whether or not to use it. They create a course with a unique course code and students are required to pay to enroll in the course in order to access the content and to submit homework.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
EcoGeek LLC	Coursapp, Inc.	Coursapp, Inc. was granted a license to use video produced by EcoGeek in the Kudu online platform. A royalty payment of 20% of Kudu's net revenue from the course utilizing the video will be paid to EcoGeek. The royalty is prorated by the proportion of video in the Kudu course that is owned by EcoGeek. For example, if 40% of the videos in the course are owned by EcoGeek and 60% owned by Kudu, then Kudu pays EcoGeek an 8% royalty on the revenue for that course.	

Governmental/Regulatory Approval and Compliance
Not applicable.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other
The Company's principal address is 1111 Euclid St #301, Santa Monica, CA 90403

The Company has the following additional addresses: None.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Future Wages	0.00%	$0	14.02%	$150,000
General Working Capital	19.65%	$9,824	10.86%	$116,255
Content Production	80.00%	$40,000	74.77%	$800,000
Escrow Fees	0.35%	$176	0.35%	$3,745
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system or payments to financial and legal service providers, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the Company's discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alexander Kusenko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director 03/01/2016 - Present
Treasurer 03/01/2016 - Present
Secretary 03/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Treasurer of Kudu 03/01/2016 – Present
>   Current responsibilities include: daily running of the business and managing expansion and relationships with academic institutes and professionals.
Secretary of Kudu 03/01/2016 – Present
>   Current responsibilities include daily running of the business and managing expansion and relationships with academic institutes and professionals.
Professor, UCLA 09/01/1998 – Present
>   Core responsibilities include teaching, scientific research, and service on university committees

Education:
1994 - Ph. D. in Physics from State University of New York in Stony Brook

Name
Warren Essey

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director 03/01/2016 - Present
CEO 03/01/2016 - Present
President 03/01/2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Kudu 03/01/2016 - Present
>   Responsibilities include the daily running of the business and leading the technical software development of the company's core product.
President of Kudu 03/01/2016 – Present

Responsibilities include the daily running of the business and leading the technical software development of the company's core product.

Project Scientist, UCLA 07/01/2016 – Present

This is a non-salaried position with no required responsibilities. A project scientist may conduct research at UCLA, publish academic papers and apply for grant funding. A project scientist is eligible to lecture and receive pay to do so. The last time Warren lectured a course at UCLA was from Sep-Dec 2016.

Visiting Professor, UCLA 07/01/2013 – 06/30/16

This is a non-salaried position with no required responsibilities. A visiting professor may conduct research at UCLA, publish academic papers and apply for grant funding.

Software Engineer, Google 11/01/2012 – 02/28/17

Develop code for large scale software projects at Google. This includes designing, prototyping and productionizing systems for deployment in Google services. Primary languages used in the projects were C++, Go, Javascript and HTML. The last team Warren worked on developed a new product designed to automatically generate insights for large advertisers using Google's YouTube and DoubleClick data.

Education:

2003 - Bachelor of Science, University of the Witwatersrand. Field: Physics, Computational and Applied Mathematics

2004 - Bachelor of Science Honors, University of the Witwatersrand. Field: Physics

2006 - Master of Science in Physics, University of California, Los Angeles

2011 – PhD in Physics, University of California, Los Angeles

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Other than the Company's two principal executive officers who are currently serving without employment agreements, the Company currently has 0 employees.

From June 2018 through August 2018, the Company paid Mr. Essey a salary of $6,000 per month. In September 2018, the Company began to pay Mr. Essey a monthly salary of $10,000.

In the past, the Company had the following employment/labor agreement in place:

Employee	Description	Effective Date	Termination Date
Christopher Pelch	Employment as intern	June 19, 2018	September 20, 2018

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,000,000
Voting Rights	Standard. Voting power in 1:1 proportion of percentage of shares owned
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	4,000,000 additional common stock shares are approved and if issued can dilute ownership of current shareholders
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100% (Will be lowered if convertible notes are converted to equity)

Type of security	Preferred Stock
Amount outstanding	0
Voting Rights	Standard. Voting power in 1:1 proportion of percentage of shares owned
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	3,000,000 additional preferred stock shares are approved. If issued, can dilute ownership of current shareholders
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%

Type of security	Secured Convertible Note
Amount outstanding	Dependent on conversion value. Dollar value is $250,000.
Maturity Date	January 1, 2019*
Security Interest	Unless and until this Note is converted into equity or repaid, the Note shall be secured with all of the intellectual property rights, if any, of the Company
Voting Rights	None until conversion. Standard if converted to equity. Voting power in 1:1 proportion of percentage of shares owned
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Note can convert to equity or debt, thus possibly diluting the future equity value, if any, of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	A minimum of 5% if converted to equity. Can be greater than 5% if valuation of company at conversion is below $5,000,000.
Other Material Terms	Unless converted to equity, the Note is secured with all intellectual property rights of the Company, such as content, source codes, trademarks, and domain names. The Note holder currently has the following conversion rights: • Upon the closing of an additional financing in the amount of at least $250,000 (a "Next Round Financing"), the Notes will convert at the option of the holder into the equity of the Company at a price per share equal to the lesser of a 20% discount to the Next Round Financing valuation and a $5 million valuation. • The holder may convert the Note into a new promissory note of the Company with a principal amount equal to 250% ($625,000) of the initial investment and maturing on January 1, 2019.

	If the Company does not repay the Note by the maturity date, the holder will have the right to use the material relating to one full course (as defined in the investment term sheet) as well as the corresponding software platform in any non-English speaking market in lieu of any right to an equity participation in the Company or a new promissory note.

*The Company is in the process of renegotiating the terms of this note, although there can be no guarantee that it will be successful in doing so.

Type of security	Convertible Notes
Amount outstanding	Dollar value is $150,000.
Interest and Payments; Maturity Date	6% per annum interest; due and payable along with outstanding principal amount upon the request of holders of a majority of the principal amount of the Notes, on or after June 30, 2019 (the "Maturity Date").
Voting Rights	None until conversion. Standard if converted to equity. Voting power in 1:1 proportion of percentage of shares owned
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Notes can convert to equity, thus possibly diluting the future equity value, if any, of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	A minimum of 1.5% if converted to equity. Can be greater than 1.5% if valuation of company at conversion is below $10,000,000.
Other Material Terms	• Upon the closing of an equity financing in the amount of at least $500,000 (a "Qualified Financing"), the Notes will automatically convert into the equity securities sold in such Qualified Financing at a price per share equal to the lesser of the Qualified Financing equity price per share and the quotient resulting from dividing $10,000,000 by the fully diluted number of shares of common stock outstanding immediately prior to the Qualified Financing. • If the Notes remain outstanding on the maturity Date, the Notes will convert at the option of the

	holder into shares of common stock of the Company at a price per share equal to the quotient resulting from dividing $10,000,000 by the fully diluted number of shares of common stock outstanding on the maturity Date. • These Notes may not be prepaid without the consent of a holders of a majority of the principal amount of the Notes.

The Company has no additional debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$250,000.00	Used to establish the company and build initial product and content	February 2, 2016	Section 4(a)(2)
Convertible Notes	3	$150,000.00	To expand content and grow company	July 7, 2017	Section 4(a)(2)

Ownership
A majority of the Company is owned by a few people. Those people are: Warren Essey (50%) and Alexander Kusenko (50%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Warren Essey	50.0%
Alexander Kusenko	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A and incorporated herein by reference.

Operations

Exhibit B to this Form C contains a detailed discussion of the Company's business and results of operations through October 2018. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review Exhibit B to this Form C.

The company has completed two convertible note funding rounds. The first note for $250,000 was initiated at the formation of the company in March 2016. The second note of $150,000 was raised in July 2017. This capital has been used mainly to build content for its online platform. The majority of the funds has gone into paying content experts to author educational material. Other significant costs have been the production of original video material and paying licensing fees for video material not owned by the company. The company intends to invest significantly in new content in text, image, and video format. This content production will drive most of the capital expenditure. To reach cash flow positive status, the company needs to increase the number of campuses where it offer courses, as well as the number of subjects that it offers. The current plan is to deploy enough new content to reach cash flow positive status by the end of 2019.

The company intends to build more content and sell this content on more university campuses to achieve profitability. It intends to achieve profitability in the next 12 months by launching up to 16 new courses and are targeting at least 10 large campuses, although there can be no guarantee that it will be successful in doing so.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically building a larger catalog of content which we plan to use to significantly increase revenue.

Additionally, the Company is currently conducting a concurrent offering of Crowd Notes pursuant to the registration exemption provided by Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. The Company is seeking to raise up to $1,000,000.00 in such offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

We have previously raised $400,000 in capital from convertible notes. Note holders have the choice to convert notes to equity or debt at the maturity dates.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Notes in this Regulation CF Offering for up to $1,070,000.00 of the $2,070,000.00 Combined Offering, including the concurrent Regulation D offering. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 18, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount"), and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
0.0% of the amount raised. The issuer will not owe a commission to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation
The issuer will not owe any commission in any form to the intermediary at the conclusion of the offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.00001 per share, of which 6,000,000 common shares will be issued and outstanding, and (ii) 3,000,000 shares of preferred stock, par value $0.00001 per share, of which -0- preferred shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Valuation Cap
$8,000,000.00

Discount
20%

Maturity Date
24 months after the Offering Deadline

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** In the event a Qualified Equity Financing occurs prior to the Maturity Date, the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into

Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the capital stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Shares pursuant to the terms of the Crowd Note.

4. **Maturity Date.** In the event that the Company does not close a Qualified Equity Financing or a Corporate Transaction prior to the Maturity Date, at the Maturity Date the Company shall either:

    a. Convert this Crowd Note into Conversion Shares pursuant to Section 2 (a), in whole and not in part; or

    b. Make a payment to the Investor equal to one and a half times (1.5X) the Purchase Price

5. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of the Crowd Note, the respective number of Conversion Shares.

6. **Note Completion**. The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to the terms of the Crowd Note.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stocks in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    a. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    b. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Share by the investors in the Qualified Equity Financing; or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the purchase price. No interest shall accrue on the purchase price under the Crowd Notes.

"**Corporate Transaction**" shall mean:
    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned

in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Purchasers in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities have the following voting rights:

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares: 1) Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred Stock shareholders shall have the right to vote on the same basis as Common Stock shareholders.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchase may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Securities Sold Pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering"). The Company is seeking to raise up to $1,000,000.00 in the Reg D exempt offering and an aggregate amount of $2,070,000 in the Combined Offering.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any shares of capital stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis

of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Warren Essey
(Signature)

Warren Essey
(Name)

CEO, President
(Title)

March 15, 2019
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Warren Essey
(Signature)

Warren Essey
(Name)

CEO
(Title)

March 15, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Video Transcript
Exhibit H   Webinar Transcript

EXHIBIT A
Financial Statements

COURSAPP, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

December 18, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Coursapp, Inc.
Santa Monica, CA

We have reviewed the accompanying financial statements of Coursapp, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 18, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

COURSAPP, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

_____

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 223,866	$ 173,704
TOTAL CURRENT ASSETS	223,866	173,704
TOTAL ASSETS	223,866	173,704

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
NON-CURRENT LIABILITIES		
Convertible Note - A	250,000	250,000
Convertible Note - B	150,000	-
TOTAL LIABILITIES	400,000	250,000
SHAREHOLDERS' EQUITY		
Common Stock (13,000,000 shares authorized; 10,000,000 Outstanding ; $.000001 par value)		
Preferred Stock (3,000,000 Shares Issued; $.000001 par value)	60	60
Retained Earnings (Deficit)	(176,194)	(76,355)
TOTAL SHAREHOLDERS' EQUITY	(176,134)	(76,295)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 223,866	$ 173,704

COURSAPP, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017		2016	
Operating Income				
Sales, Net	$	60,151	$	7,866
Cost of Goods Sold		219		2
Gross Profit		59,931		7,864
Operating Expense				
Research & Development Expenses	$	110,479	$	83,219
General & Administrative		42,061		1,000
		152,540		84,219
Net Income from Operations		(92,609)		(76,355)
Other Income (Expense)				
Royalties		(7,230)		-
Net Income	$	(99,839)	$	(76,355)

COURSAPP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (99,839)	$ (76,355)
Change in Cash	(0)	-
Net Cash Flows From Operating Activities	(99,839)	(76,355)
Cash Flows From Investing Activities		
Net Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities		
Change in Notes Payable	150,000	250,000
Change in Common Stock	-	60
Change in Retained Earnings	-	-
Net Cash Flows From Investing Activities	150,000	250,060
Cash at Beginning of Period	173,704	-
Net Increase (Decrease) In Cash	50,160	173,704
Cash at End of Period	$ 223,866	$ 173,704

COURSAPP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Beginning Equity	$ (76,295)	$ -
Issuance of Common Stock	-	60
Net Income	(99,839)	(76,355)
Ending Equity	$ (176,134)	$ (76,295)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

CoursApp, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company is a Digital Textbook Publisher which uses flexible content as a service model. The Company sells digital educational content via their website to university students.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2016 and 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2018 and early 2019. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through December 18, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016 and 2017, will remain subject to review by the Internal Revenue Service until 2020 and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016 and 2017 remain subject to review by that State until 2020, and 2021, respectively.

The Company is subject to income and franchise tax filing requirements in the State of California. The Company's tax filings in the State of California for 2016, and 2017 remain subject to review by that State until 2021, and 2022, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes

effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements

have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- CONVERTIBLE DEBT NOTE

Convertible Notes of Type A- The Company issued Convertible Notes to investors in the amount of $250,000 in 2016. The notes mature on Jan 1, 2019. At Maturity, if the Convertible notes is not paid, then it converts to Equity at a 20% discount with a $5,000,000 valuation cap.

Convertible Notes of Type B- The Company issued Convertible Notes to investors in the amount of $150,000 in 2017. If the Convertible notes are not paid at maturity, then they will convert to equity with no discount at a $10,000,000 valuation cap.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 18, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



MicroVentures



Company: Kudu

Market: Higher-Education Technology

Product: Original content and educational platform targeting higher education

Company Highlights

- Currently used by over 2,400 students at UCLA, UC San Diego, the University of San Diego, and Pierce College
- Experienced user growth of 1,500% from Fall 2016 to Fall 2018
- Generated revenue of over $142,000 in 2018
- Content partnership with EcoGeek, owner of the YouTube channel Crash Course

COMPANY SUMMARY

Opportunity

Growing college enrollments, rising textbook prices, and demand for modern teaching methods create an investment opportunity for affordable digital textbook-replacement products. By 2025, college enrollments are expected to rise by 15% as compared to year 2014.[i] Textbook prices have risen four times the rate of inflation over the past ten years. Supplemental resources have also increased in price drastically with the use of expensive, single-use "access codes."[ii] Furthermore, the cost of distance courses can be more expensive than traditional on-campus courses due to added fees.[iii] The market for low-cost learning materials is likely to remain strong even if the economy slows down, because, in times of recession, college enrollments increase,[iv] while falling incomes increase the demand for cost-cutting solutions.

Higher education, an industry that has traditionally used physical tools to enrich learning, has struggled to integrate interactive online resources in a cost-effective way. Many university instructors have not yet adopted active e-learning alternatives to traditional teaching techniques. A 2017 survey conducted by EDUCAUSE Center for Analysis and Research found that a majority of professors believe that they could improve efficacy by incorporating digital technologies into courses, but almost half of those surveyed were "unaware or unconvinced" that online learning was superior to traditional methods.[v] A possible explanation for this discrepancy and a lack of adoption of progressive teaching techniques may be that university professors at research universities, who gain promotion and tenure based more on research than teaching success,[vi] are not sufficiently incentivized to deploy e-learning tools.[vii]



Kudu, a California-based education technology company, has built a customizable higher education platform to help professors save time and resources by virtualizing many traditional course aspects, while utilizing existing technology, such as mobile devices and video sharing, to help engage students with various compelling modes of learning. The company is also developing a library of pre-built course content that aims to replace textbooks and other commonly used learning tools. Kudu believes the weakness of many existing e-learning supplements is in their lack of flexibility, low effectiveness, and in the heavy investment of time that they require from an instructor. Kudu creates its own content and integrates it in the platform that users find effective and easy to use.

Product

Education Platform



Kudu
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Suppose that you're driving to Vegas from LA, and suddenly an insect splats on your windshield. Let F_{car} be the magnitude of the force of the car on the bug, and let F_{bug} be the magnitude of the force of the bug on the car. Which of the following is true?
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$F_{car} > F_{bug}$
$F_{car} = F_{bug}$
$F_{car} < F_{bug}$
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If a person of mass 70kg is standing on scale in an elevator when the cable snaps, what will the reading on the scale be during free-fall?
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686N
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Original Content & Open Educational Resources (OERs)

The company is developing a library of pre-built course content that aims to replace textbooks and other commonly used learning tools. These courses integrate fully into Kudu's educational platform, allowing the course content and platform features to be modified simultaneously to fit the intentions of a specific instructor. With a combination of text, images, videos, and online homework questions, the original content is meant to immerse students in engaging modes of instruction while providing instructors with a digital repository of base content to customize to fit different teaching preferences. Kudu aims to leverage high-quality, captivating lecture videos, as well as professionally produced animated videos and recorded lab experiments, to offer a specialized educational experience. Kudu engages a broad community of university professors to create content, providing financial incentives to the contributors. The company will also use contributing instructors as editors to help maintain content quality and manage future contributions.





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Kudu has an agreement in place with EcoGeek, also known as Complexly and creator of Crash Course, a popular educational YouTube channel with over 8.7 million subscribers and over 950 million video views.[viii] As part of the agreement, Kudu has licensed existing Crash Course series, with the ability to use the content as teaching tools for pre-built courses. In addition, Kudu has the ability to contract with EcoGeek to produce original videos that will be owned entirely by Kudu.



DFTBA!
CRASH COURSE



In addition to creating its own content, Kudu utilizes existing open educational resources (OERs) to help build its library of content. OERs are openly licensed content such as text, media, and other digital assets that are accessible to the public. With a team of editors, the company hopes to consolidate and upgrade publicly-available OER content to make it commercially attractive. For example, a chapter from an open source textbook, such as those offered by non-profit edtech initiative OpenStax, can go through Kudu's rigorous peer review process to bring it up to commercial quality and pair it with original online homework questions to make it more suitable for use in a modern classroom.

Bring Your Own Content

Kudu offers instructors the ability to provide their own course content, while utilizing platform features like auto-graded homework and clicker capabilities. The pre-existing features of the platform can be built around the newly-added content, giving professors increased functionality. Kudu enables professors to embed personal lecture videos within the course's chapters on the platform while offering public libraries of questions, support for live quizzes and polls, and statistical insights on course participants.



Premium Courses

Kudu offers premium courses that give instructors the ability to use previously-curated subject material to create individually tailored courses supplemented with the customizable features of the platform. Premium courses are meant to replace full textbooks and are equipped with hours of engaging, high definition lecture videos. Courses also feature a full traditional text, worked examples, and in-class discussion topics, as well as robust statistics and feedback capabilities. The product is meant to allow professors the ability to set up student-ready courses with minimal effort.





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1. Introduction

Though university students are the paying customers of Kudu's premium courses, the ultimate decision to use Kudu is usually controlled by individual instructors. Instructors get free access to the educational platform, where they may decide whether or not to use it. If an instructor chooses to create a premium course, a unique course code is generated, which is used by students to purchase access to the content. Students who purchase access to course content receive lifetime access to the content.



MicroVentures

Course Offerings



Physics for Scientists and Engineers

Calculus based physics course best suited for engineers, physics majors, or other science majors.



Physics for Life Sciences

Physics course with a focus on connecting core physics concepts to applications in the life sciences. The course focuses on a conceptual understanding and includes detailed problem solving strategies. While the course is calculus-based, the use of mathematical tools is limited to what is relevant and appropriate for life-science students.



Astronomy

Astronomy course designed for introductory astronomy courses with light algebra. Provides clear and non-technical explanations, rich illustrations, and accessible mathematical explanations



Life in the Universe

Astronomy course that includes Biology concepts designed for introductory astronomy courses with light algebra. Provides clear and non-technical explanations, rich illustrations, and accessible mathematical explanations



General Physics

Algebra-based introductory physics course suitable for non-science majors. Focuses on conceptual understanding and real world applications. Covers mechanics, fluids, sound, oscillations, waves, electricity and magnetism, optics and modern physics.



Physics of Sustainable Energy

Physics course aimed at non-science majors that meets general education requirements. Students are introduced to scientific thinking and physics topics like energy, atomic model, heat, and waves.



Kudu also plans to make the following courses available to students in the future:

- Chemistry: Chemical Energetics and Change
- Molecular Biology: From Molecules to Cells
- Science and Computers
- Physics of Sustainable Energy
- Principles of Microeconomics
- Principles of Macroeconomics

Use of Proceeds and Product Roadmap

Kudu plans to use the majority of the proceeds from the raise to produce original content in order to expand its existing library. The company also plans to build its team by bringing on a full-time senior software engineer. Kudu seeks to expand on its current course offerings within Physics and Astronomy while also introducing new subject lines with both completely original content and licensed or open OER content. The company plans to focus on developing original content for course subjects such as Chemistry for Life Sciences, Calculus, and World History. Kudu also hopes to build courses like Psychology, U.S. History, Pre-Calculus, Chemistry, and Biology from pre-existing video content and open source materials.





Use of Proceeds if Minimum Raised ($25,000)
0.35%
20%
80%
General Working Capital
Content Production
Escrow Fees

Use of Proceeds if Maximum Raised ($1,070,000)
0.35%
14%
11%
75%
General Working Capital
Content Production
Escrow Fees
Future Wages

Remainder of page left intentionally blank



Business Model

Kudu generates revenue through the sale of premium courses to students. Bring Your Own Content courses are free for students, while premium courses cost $50 for a single quarter or single semester course, and $75 per year for multi-quarter or multi-semester courses. The company utilizes a direct-to-consumer, all-digital sales model to optimize operating efficiencies relative to traditional textbook publishers.

Kudu seeks to foster a new process for marketing and scaling its product to differentiate itself from the salesperson techniques traditionally utilized by textbook companies. Kudu recruits professors and pays them to produce content for the platform. As active members with content on the platform, Kudu hopes that instructors will be inclined to share Kudu with other professors. The company aims to leverage the academic network of paid professors, either by word-of-mouth or through sponsored book tours, to help scale adoption by institutions or individual instructors. Once instructors choose to use Kudu for their courses, their students must enroll in the course through the platform, generating revenue from premium course offerings.



Kudu sells to individual professors or institutions
KUDU
Professors are paid to produce content for Kudu
Students pay Kudu
Professors spread Kudu to other professors by word of mouth and via book tours to other campuses paid by Kudu
Professors assign Kudu to students A single professor can account for thousands of students per year



MicroVentures

In Fall 2016, Kudu launched its first pilot with 160 students from the University of California, Los Angeles (UCLA). By Fall 2017, the company had expanded to three additional campuses: the University of California San Diego (UCSD), Pierce College, and the University of San Diego.



As of Fall 2018, Kudu had enrolled over 2,400 students, with enrollment up 1,500% from Fall 2016. The company has also raised annual recurring revenue to $440,000 in Fall 2018, up from $32,000 in Fall 2016.







In 2018, Kudu generated over $142,000 in revenue, an increase of 136% from all of 2017 in which the company generated over $60,150. The company has experienced a record month in October 2018, as revenue jumped significantly to over $75,000. The revenue was driven by course purchases from students of the University of San Diego after the school chose to switch students to Kudu's Physics for Life Sciences course after piloting the course in the 2017-2018 school year.





In 2018, Kudu accumulated expenses of $262,903, an increase of 64.3% from nearly $160,000 in 2017. In 2018, the majority of the company's expenses were attributed to content development costs (roughly 37% of total expenses) and general and administrative expenses, primarily salaries (roughly 46% of total expenses).



In 2018, Kudu had a net loss of $120,877. In 2017, the company's net loss totaled $99,838, compared to $76,295 in 2016.





The global e-learning industry is expected to grow at a compounded annual growth rate (CAGR) of 7.2% over the next few years to reach $325 billion by 2025.[ix] The sector's growth is expected to be attributed to an increase in the availability of e-learning programs, as well as an increase in students participating in e-learning programs. A study conducted by The Learning House and Education Dynamics found that 67% of students use mobile devices to complete coursework. In addition, student preferences have shifted in favor of online courses. The same study found that 60% of students prefer online courses to traditional, in-person courses.[x]

Within the e-learning market, Kudu is targeting higher education institutions and their students. In the fall of 2018, it was projected that 19.9 million students would attend colleges and universities in the U.S.[xi] In the 2015-2016 academic year, there were 7,021 higher education institutions in the U.S.[xii] According to professional services firm Deloitte, institutions are beginning to shift focus towards student-centered approaches. Utilizing modern technology, successful institutions are straying away from antiquated uniform processes in favor of customized, individually tailored processes to enhance student experience. Deloitte also notes that students expect an academic, administrative, and social experience that provides them the ability to engage with faculty and staff effectively.[xiii]

The U.S. education technology, or edtech, sector experienced a resurgence in venture capital investment in 2017. In 2017 alone, U.S.-based edtech startups raised $1.2 billion dollars across 126 deals, up from $1 billion across 138 deals in 2016. Of the 126 deals in 2017, 56 were classified as seed and angel rounds totaling $47. 9 million, while 38 were classified as series A rounds, totaling $243 million. Private equity firms have also shown increased interest in the education technology sector. The most interest has been in software-as-a-service products that are complementary to an existing platform. There has also been interest in roll-up strategies with companies looking for bundling opportunities and platform plays.[xiv]





Pearson: Founded in the 1840s, British publishing company Pearson (NYSE: PSO) provides e-learning services and educational resources to users. Originally a physical textbook manufacturer, the company seeks to adapt, offering personalized teaching and learning e-tools at the institutional, program, and individual level. Pearson offers universities an online program management feature, that allows clients to develop a degree program or expand on existing online learning platforms. The company also offers consulting to aid in the development of tailored learning solutions, while providing a library of online learning resources. In 2017, higher education courseware and services generated roughly £908 million in revenue, or 31% of Pearson's North America total revenue. The company's global revenues totaled £4.53 billion in 2017.[xv]

McGraw-Hill Education: McGraw-Hill Education has been in operation since 1888. While the company continues to offer traditional textbooks, it has developed online learning platforms to serve as an additional product offering for customers. The company's main platform is Connect, which allows instructors to use previously curated materials to build courses, while also allowing the addition of outside material for added flexibility. The platform allows instructors to grade assignments, while data analytics features allow for transparent reporting on results. McGraw Hill also offers clients ongoing support from its in-house implementation and training team. In 2013, McGraw Hill Education was divested from Mcgraw-Hill Companies and acquired by Apollo Global Management for $2.5 billion.[xvi] In 2017, the company generated revenue of over $1.7 billion; higher education accounted for $714 million of total revenue.[xvii]

John Wiley & Sons: John Wiley & Sons (NYSE: JW.A), also known as Wiley, is an international publisher focusing primarily on educational content. The company offers knowledge-based services and products to consumers through its Research, Professional Development, and Education business segments. As part of its Education segment, Wiley provides digital content, as well as education solutions such as online program management services and course management tools for higher education students and instructors. In August 2016, Wiley acquired Atypon, a publishing software company, for $120 million. Atypon, headquartered in Santa Clara, California, allows content creators the ability to build and revise more robust digital content sites.[xviii] In the fiscal year ending April 2018, Wiley generated revenue of almost $1.8 billion.[xix]

Top Hat: Top Hat, founded in 2009, aims to provide easy-to-use learning tools to help instructors engage students. Based in Toronto, the education technology company offers four main platform products to clients: Classroom, Textbook, Assignment, and Test. The first, Top Hat Classroom seeks to gamify lessons and encourage discussion, while Top Hat's Textbook feature allows instructors to customize existing textbooks to meet tailored course-specific desires. Top Hat's additional two features, Top Hat Assignment and Top Hat Test seek to provide engaging supplementary assignments and securely administered tests, quizzes, or exams, respectively.[xx] Top Hat Textbook and Assignment are free for students, while Top Hat Classroom and Test costs vary depending on the service and length of time. Top Hat Classroom costs $26 for one term, $38 annually, or $75 for four years. Top Hat Test costs $10 and is only available as a four-month subscription.[xxi] In February of 2017, Top Hat raised $22.5 million, bringing its total funding to roughly $40 million.[xxii]



Cengage: Founded in 2007, Cengage is an educational technology and services company serving higher education, K-12, and professional clients. The company provides content, personalized services, and course-driven e-solutions to help improve student engagement. Cengage offers an unlimited access subscription through its Cengage Unlimited service, which gives students access to over 20,000 Cengage textbooks across 70 disciplines and 675 course areas.[xxiii] The service costs $119.99 for four months, $179.99 for one year, and $239.99 for two years. As a supplement to the digital resources offered as part of the subscription, students may also rent a physical version of any textbook for $7.99 plus shipping.[xxiv] In 2013, Cengage filed for Chapter 11 bankruptcy in order to restructure and reduce its debt.[xxv] In the fiscal year ending March 2018, Cengage generated revenues of roughly $1.46 billion.[xxvi]

MacMillan Learning: Founded in 1847, MacMillan Learning offers digital, educational resources to high school and higher education students. The company is a part of MacMillan Publishers, a subsidiary of German publishing company Holtzbrinck Publishing Group. MacMillan Learning offers various products for pre-class, in-class, and post-class engagement. Through products like SaplingPlus and LaunchPad, the company allows students to assess their knowledge before class while offering a platform for students to study and review upcoming material. Using the company's iClicker tool, students can engage via in-class participation quizzes and response systems. Through the same pre-class tools, as well as writing revision tools like WriterKey, students are able to complete assignments and study previously learned material.[xxvii] In January 2017, MacMillan acquired Intellus Learning, a platform as a service company that aids faculty and administrators in evaluating and selecting available education materials.[xxviii]

EXECUTIVE TEAM



Dr. Warren Essey, CEO and Co-Founder: Prior to co-founding Kudu, Warren worked as a software engineer for Google. During his time at Google, Dr. Essey also maintained a position as Visiting Professor at the University of California, Los Angeles (UCLA). Since June 2016, Dr. Essey has also served as a project scientist at UCLA. Previously, Dr. Essey lectured at MiraCosta College after a postdoctoral fellowship at the University of California, Berkeley. Dr. Essey completed his bachelor's degree in Physics from the University of Witwatersrand in Johannesburg, South Africa and holds both his master's degree and Ph.D. in Physics from UCLA. In 2002, Dr. Essey placed 1st in the Africa/Middle East region at the IBM ACM International Collegiate Programming Contest as part of a team representing the University of Witwatersrand.[xxix]



Alexander Kusenko, Co-Founder: Along with co-founding Kudu, Alexander works as a professor at UCLA's Department of Physics and Astronomy. He also serves as a Senior Scientist at the University of Tokyo's Kavli Institute for the Physics and Mathematics of the Universe. Throughout his professorship, Alexander has received four UCLA Outstanding Teaching Awards. He is a fellow of the American Physical Society, and a recipient of the society's Outstanding Referee Award. Alexander currently serves on the board of the Aspen Center for Physics. He completed his undergraduate education at Moscow State University and attended the Yang Institute for Theoretical Physics at Stony Brook University for his graduate degree.


Security Type: Crowd Notes
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $8,000,000
Discount: 20%
Maturity Date: 24 months after the Offering End Date
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $8,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

---

[i] https://nces.ed.gov/pubs2017/2017019.pdf
[ii] https://www.cbsnews.com/news/whats-behind-the-soaring-cost-of-college-textbooks/
[iii] https://wcetfrontiers.org/2017/02/16/distance-ed-price-and-cost/
[iv] https://www.census.gov/library/stories/2018/06/going-back-to-college.html
[v] https://library.educause.edu/~/media/files/library/2017/10/facultyitstudy2017.pdf
[vi] https://www.columbiaspectator.com/news/2018/03/29/in-tenure-process-faculty-teaching-ability-not-a-priority/
[vii] https://www.ipr.northwestern.edu/about/news/2013/figlio-schapiro-tenure.html
[viii] https://www.youtube.com/user/crashcourse/about
[ix] https://globenewswire.com/news-release/2017/02/06/914187/0/en/Global-E-Learning-Market-to-Reach-325-billion-by-2025-Rapid-Growth-in-Online-Content-Digitization-Innovations-in-Wearable-Technologies-are-Flourishing-the-E-learning-Industry.html
[x] https://www.qualityinfo.org/-/growth-in-distance-learning-outpaces-total-enrollment-growth
[xi] https://nces.ed.gov/fastfacts/display.asp?id=372
[xii] https://nces.ed.gov/fastfacts/display.asp?id=84
[xiii] https://www2.deloitte.com/us/en/pages/public-sector/articles/higher-education-industry-outlook.html
[xiv] https://www.edsurge.com/news/2017-12-19-fewer-deals-more-money-u-s-edtech-funding-rebounds-with-1-2-billion-in-2017
[xv] https://www.pearson.com/content/dam/one-dot-com/one-dot-com/global/Files/news/news-annoucements/2018/Pearson-2017-Full-Year-Results-Presentation-WEB.pdf
[xvi] https://www.reuters.com/article/us-mcgrawhill-apollo/mcgraw-hill-sells-textbook-unit-to-private-equity-idUSBRE8AP0N120121126
[xvii] https://s22.q4cdn.com/942918855/files/doc_financials/annual/2017/MHE-2017.12.31-Annual-Report_FINAL.pdf
[xviii] https://www.wiley.com/WileyCDA/PressRelease/pressReleaseId-127702.html
[xix] https://s3.amazonaws.com/wiley-ecomm-prod-content/10K_FY2018.pdf
[xx] https://tophat.com/product-overview/
[xxi] https://tophat.com/pricing/
[xxii] https://www.bloomberg.com/news/articles/2017-02-15/top-hat-raises-22-5-million-to-go-after-pearson-mcgraw-hill
[xxiii] https://www.insidehighered.com/news/2017/12/05/cengage-announces-unlimited-digital-subscription
[xxiv] https://www.cengage.com/unlimited/



xxv https://dealbook.nytimes.com/2013/07/02/cengage-learning-files-for-bankruptcy/

xxvi https://assets.cengage.com/pdf/Annual-Report-Fiscal-Year-Ended-March31-2018.pdf

xxvii https://macmillanlearning.com/Catalog/page/digital-offerings

xxviii http://www.prweb.com/releases/macmillanlearning/intellus/prweb13984729.htm

xxix https://icpc.baylor.edu/community/results-2002

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Coursapp, Inc.
1111 Euclid St. #301
Santa Monica, CA 90403

Ladies and Gentlemen:

The undersigned understands that Coursapp, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 15th, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on March 18th, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying

upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1111 Euclid St. #301 Santa Monica, CA 90403 Attention: Warren Essey
with a copy to:	1333 2nd St. Suite 400 Santa Monica, CA 90401 Attention: Nick Hobson
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Coursapp, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Coursapp, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Coursapp, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in the MicroVentures platform (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is March 18th, 2019.

The "**Maturity Date**" is 24 months after the Offering End Date.

1. Definitions.

a. "**Combined Offerings**" shall mean the Company's concurrent offerings under both Regulation CF and Regulation D in the same round.

b. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

c. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

d. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or

     acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

j. "**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF and a total of $2,070,000 under the Combined Offerings.

k. "**Outstanding Principal**" shall mean the total of the Purchase Price

l. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

m. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF and a total of $50,000 raised under the Combined Offerings.

o. "**Target D Minimum**" shall mean $50,000 raised in total via the Combined Offerings.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** In the event a Qualified Equity Financing occurs prior to the Maturity Date, the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Maturity Date.** In the event that the Company does not close a Qualified Equity Financing or a Corporate Transaction prior to the Maturity Date, at the Maturity Date the Company shall either:

   a. Convert this Crowd Note into Conversion Shares pursuant to Section 2 (a), in whole and not in part; or

   b. Make a payment to the Investor equal to one and a half times (1.5X) the Purchase Price

5. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

6. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVentures, or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of California as applied to other instruments made by California residents to be performed entirely within the state of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

   5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

   6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

   7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

   8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and

all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Closing Procedures**. No investor funds shall be released to the Company until either the Target CF Minimum or Target D Minimum is met for the Regulation CF and Regulation D portion of the offering respectively. The Target CF Minimum and/or Target D Minimum must be met on or before the Offering End Date for funds to be released.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Santa Monica, California unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms

such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

COURSAPP, INC.

By:_____
Warren J. Essey, CEO

EXHIBIT E
Pitch Deck



Textbooks evolved

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

THE 3 PROBLEMS

1. ## Textbooks are expensive and static
   - U.S. college students spend an average of $1,200 per year on textbooks[1]
   - Professors often need to augment textbooks with multiple tools (online homework, physical clickers, learning management systems, etc.) to fully implement active learning

2. ## Traditional lectures just aren't good enough
   - Active learning has been conclusively shown to benefit all students and significantly reduces the learning gap for underrepresented minorities and women[2]
   - There is a large trend at national universities to move towards active learning[3]

3. ## Leading research universities are different
   - Professors are required to teach, but all incentives (pay, promotions, and tenure) are based off research accomplishments[4]
   - Research universities do not have a scalable way to incentivize professors to adopt active learning

[1] https://www.cbsnews.com/news/whats-behind-the-soaring-cost-of-college-textbooks/
[2] Freeman S, Eddy SL, McDonough M, Smith MK, Okoroafor N, Jordt H, et al. Active learning increases student performance in science, engineering, and mathematics. Proc Natl Acad Sci USA. 2014 Jun 10;111(23):8410–5.
[3] https://www2.deloitte.com/us/en/pages/public-sector/articles/higher-education-industry-outlook.html
[4] https://www.columbiaspectator.com/news/2018/03/29/in-tenure-process-faculty-teaching-ability-not-a-priority/

THE SOLUTION:
Build a better textbook

1. Start with the content - keep it familiar, make it customizable
2. Add another popular e-learning tool - online homework
3. Combine functionality of popular tools (digital and physical)
4. Add video for multimedia learning experiences
5. Vertically integrate production, distribution, tech, and sales into one platform to reduce costs at each point

Kudu offers many of the tools offered by market competitors


piazza
Pearson | MyLab | Mastering
iClicker
WEBASSIGN
From Cengage
Chegg
moodle
Bb
Blackboard
TOP HAT
KUDU

Kudu aims to simplify the confusing education tools ecosystem into one intuitive and simple platform


Kudu
Support
Physics LS Demo
Course Sections
Due Soon
One Dimensional Kinematics: Motion Along a Line
All sections visible to students

PLATFORM + CONTENT = SYNERGY

- Features can be built around content and content around features
- This allows Kudu to optimize for usability
  - Professor can be signed up and have a full course ready to go with minimal effort
- Powerful yet simple editing tool built right into the app
  - Company authors use the same system for building content
  - Allows users to become authors and vice versa
- Kudu can enhance existing content or build custom content from scratch
  - Allows Kudu to leverage Open Educational Resources (OER), reducing costs and production time
  - Custom original content provides long-term value (think Netflix Originals)
- The company engages university professors in content creation
  - Our extensive network allows us to leverage the community
  - Anyone can contribute as much or as little as they want
  - Kudu uses top professors as editors to ensure quality while leveraging the community

BUSINESS MODEL



Kudu sells to individual professors or institutions

KUDU

Professors are paid to produce content for Kudu

Students pay Kudu

Professors spread Kudu to other professors by word of mouth and via book tours to other campuses paid by Kudu

Professors assign Kudu to students A single professor can account for thousands of students per year

Key Takeaways

- Kudu provides content-as-a-service to students

- Authors become users and users become authors

- Kudu authors can help to serve as its sales team with inside access to the industry

- Each individual professor has the potential to add thousands of students

A NEW SALES MODEL
For professors by professors

Kudu is more than a book. It is an educational platform designed to enable the adoption of active learning techniques and significantly lower costs to students.

A community of professors contribute to it and have a vested interest in the content.

This allows us to rethink the sales model.

THE OLD WAY	THE NEW WAY
Send out thousands of salespeople	Send out professors to give academic talks

- Rely on cold emails and knocking on doors
- Inefficient
- Textbook companies are laying off thousands of employees and operating at losses[1]

- Use our authors' extensive network
- Highly targeted
- One talk attracts dozens of other professors
- Show the brand in a positive light as a partner to academia

Kudu has been invited to give talks at UCLA, the University of San Diego, Pierce College, New York University, Syracuse University, the University of California Santa Cruz, Temple University, and the University of Pennsylvania

[1] https://tophat.com/blog/textbook-industry-trends-grim-future/

OUR COMPETITION

1 https ://www.pearson.com/content/dam/one-dot-com/one-dot-com/global/Files/news/news-annoucements/2018/Pearson-2017-Full-Year-Results-Presentation-WEB.pdf
2 https://tophat.com/blog/textbook-industry-trends-grim-future/

3 https://www.edsurge.com/news/2017-06-14-with-7-5m-funding-boost-top-hat-launches-marketplace-to-challenge-textbook-publishers
4 https://www.insidehighered.com/digital-learning/article/2018/03/28/oer-gains-momentum-federal-push-2018-budget

 Pearson and other textbook companies

Pearson is the giant in the educational space with over £4.5 annual revenue[1]

Cengage, McGraw-Hill, etc. are all similar, just smaller

U.S. revenue declining as they try to adjust to the shift to digital[2]

Pearson is laying off thousands of employees a year[2]

Will take years to pivot. How do we know this?

- **Print revenue drives the majority of their profits**
- **Video and digital media-specific features devalues print[5]**
- **Combining online homework with e-texts increases royalty payments by increasing textbook prices, making the shift to digital hurt profits more**

5 http://www.uq.edu.au/teach/video-teach-learn/ped-benefits.html

Other EdTech startups

Most not direct competitors for research university market

TopHat (raised $50M) has launched a product that overlaps with our space[3]

They have a head start in adoption, but their initial focus was on presentation and in-class activities, not content

They have launched separate products for in-class, homework, test, and textbooks

Their textbook product is **mainly a 3rd-party marketplace**

Open Educational Resources (OER)

Millions of dollars have been spent producing material[4]

Lack of a digital platform with online homework - hurts adoption at universities

OER is actually a resource for us, and our community of editors can upgrade content to commercial quality and maintain it

THE CORE TEAM



Dr. Warren Essey
CEO and Co-founder

- 4 years experience as a software engineer at Google while maintaining a Visiting Professor position at UCLA.

- Resigned from Google Feb 2017 to run Kudu full time.

- PhD in physics, NSF teaching fellow, and ACM ICPC Programming Contest world finalist.



Professor Alexander Kusenko
Co-founder

- Full Professor at UCLA, Senior Scientist at the University of Tokyo.

- Board member, Aspen Center for Physics. Fellow of American Physical Society.

- 20 years of innovative teaching at UCLA with multiple teaching awards.

OUR TEAM OF CONSULTANTS



Ian McClean
Vice-Chair
UCLA Physics
and Astronomy



George Fuller
Distinguished
Professor UC
San Diego



Philbert Tsai
Teaching
Professor UC
San Diego



Erin Sanders
Director UCLA
Center for Education
Innovation and
Learning in the
Sciences



Mark Paddock
Teaching
Professor UC
San Diego



Chad Kishimoto
Professor U. of San
Diego. Vice
President for
Universities of
Southern California
section of
American
Association of
Physics Teachers

TRACTION

Fall 2016 — Pilot Kudu with with 160 students at UCLA

Fall 2017 — Expand to 4 campuses: UCLA, UCSD, Pierce College, and University of San Diego

Fall 2018 — 2,400+ students: 1,500% enrollment growth in just 2 years



SUCCESS at UCLA and UCSD

Kudu ran A/B tests at UCLA and UCSD:

- UCLA Physics students used a Pearson textbook and online homework platform (Mastering Physics) for Physics 1A and 6A
- **Switched to Kudu for 1B and 6B**
- **UCSD Physics for Life Sciences students were given access to a Cengage textbook and online homework (WebAssign) for an entire academic year**
- In surveys, students chose Kudu by a 7 to 1 margin
- **UCSD signed a Memorandum of Understanding OU to switch all Physics for Life Sciences students to Kudu**
  - Cengage was aware of pilot for the whole year and countered with multiple price reductions
  - UCSD stuck to Kudu



SCALING

WITHIN A SINGLE CAMPUS
- Each new subject can generate **$100k-$500k annual revenue per campus**
- Strong demand in existing campuses among professors already using Kudu
- Started in Physics and Astronomy. Launching Molecular Biology. In discussions with Chemistry, Mathematics, History, and Economics departments.

WITHIN A SINGLE SUBJECT
- Our first subject, General Physics, is a perfect example of how subjects can scale:
  - Large campuses can have 3k-6k students per year across multiple course codes[1]
  - Annual enrollment in 1st year Physics at research universities is 88k for top 20, 190k for top 60, and 480k across all major colleges[1]

ACROSS MULTIPLE CAMPUSES
- Public research universities account for roughly **4.0 million undergraduate students[2]**
  - Over 1 million students in largest 20 research universities[3]
- Will expand to teaching colleges and international market once we have a solid presence at top research universities

[1] https://www.aip.org/sites/default/files/statistics/rosters/physrost16.4.pdf
[2] https://www.amacad.org/multimedia/pdfs/publications/researchpapers monographs/publicresearchuniv_whytheymatter.pdf
[3] https://www.collegexpress.com/lists/list/the-50-largest-us-colleges-and-universities/361/

FUNDING

- The majority of the funding (75%) will go into building content
- Most operating expenses (marketing, cloud, royalties, founders salaries, etc.) will be paid from revenue
- We will reserve 14% of the funding for team building, starting with a full time software engineer





Thank you

EXHIBIT F
Video Transcript



Scene: See left image.

Narrator: Teaching methods and curriculum have evolved, but the static textbook remains part of the process. After the lecture, students go home and read the textbook, and may struggle through solving difficult problems alone.

Thankfully, there is another way.

Scene: Students in a class talking to a female professor. The professor then walks around while students talk and work on problems together. The professor occasionally talks to students too.

Narrator: Many studies have shown that introducing active learning into the classroom improves results for all students and significantly shrinks the learning gaps for minorities and women. Students are engaged in discussion, in-class polls and problem solving. However, many professors find it difficult to switch.

Scene: A professor standing alone facing forwards.

Narrator: To adopt active learning, a professor needs to manage multiple tools such as an expensive textbook…

Scene: A large textbook appears in the professor's arms.

Narrator: An online homework system...

Scene: A laptop appears in the professor's arms on top of the textbook. Professor begins to struggle to balance things.

Narrator: A learning management system...

Scene: A tablet appears in the professor's arms.

Narrator: An in-class polling device...

Scene: A clicker device appears on top of the laptop (See example here https://www.csudh.edu/Assets/csudh-sites/it/academic-tech/images/clicker-resources/iclicker-kit.jpg)

Narrator: And their own lecture notes...

Scene: A pile of papers appears on top of everything the professor is holding and she falls over under the weight of everything.

Scene switches to a split screen of initial bored student and the professor under the pile of papers and devices.

Narrator: Overwhelmed and stressed, many professors resist the change and stick to the old ineffective way of lecturing.

Scene: Kudu on multiple devices (phone, tablet and computer).

Narrator: This is where Kudu comes in. A digital solution designed by professors for professors that combines the textbook, online homework, learning management system and in-class polling device into one easy to use platform.

Scene: Close up of laptop with video playing from Kudu.

Narrator: We provide studio quality "pre-lecture" video so students arrive to class prepared to do more active problem solving.

Scene: The same laptop switches to a stats view.

Narrator: Professors receive valuable stats before, during and after class to make sure students are understanding all concepts.

Scene: A smiling professor scrolling on a smartphone.

Narrator: Everything is managed in one place from any device. Professors can customize any aspect of the textbook by simply clicking the edit button and editing text, images or embedding their own videos. Additionally auto-grading online homework is built right into the same system.

Scene: A professor typing at a computer. Shrinks down to a smaller size and more copies of the same thing appear i.e. multiple professors typing at a computer.

Narrator: Kudu pays professors to author original content that replaces traditional textbooks and is well aligned with modern courses.

Scene: At the top of the screen above the professors a team of videographer and a team artists appear.

Narrator: Kudu's experienced video and graphics teams turn that content into high quality digital educational materials.
Scene: A professor talking to another professor. This shrinks down and again multiplies so there are now dozens of pairs of professors talking to each other.

Narrator: Our authors spread Kudu to their professor colleagues and give academic talks on the benefits of using Kudu to introduce active learning into the classroom.

Scene: Two lines of professors at the top of top and middle of the screen (roughly 4 professors per line). A large group of students appears in front of each professor and is connected by a line to the corresponding professor.

Narrator: These professors assign Kudu to their students in place of a textbook. A single professor often teaches hundreds if not thousands of students each year.

Scene: Smiling students holding different devices (smartphone, tablet, laptop) and a smiling professor on the side.

Narrator: Students save on average 50% - 80% compared to a traditional textbook and our surveys show that they prefer Kudu by a whopping 7 to 1 margin. Professors save time and have a seamless transition into active learning and a better, modern way to teach.

EXHIBIT G
Video Transcript

Kudu is a modern replacement for a traditional textbook that engages students with visual, interactive online learning materials

The familiar chapter structure contains high quality content as well as self-graded online homework, in-class clicker functionality, and real time instructor feedback

In addition, each chapter begins with a professionally produced instructional video

Kudu engages students through high quality animation¨ lab demonstrations and of course lecture style videos

Complex and unique experiments are performed in a university grade laboratory using high speed cameras

After each video lecture¨ the students are asked to review the text and to do the online Homework

A similar interface works for in-class quizzes that the students complete on their phones' tablets or laptop computers

Instructors see instant results with valuable stats at the class level and for individual questions

Students also see graded results instantly with helpful stats comparing their performance to their peers

Kudu not only replaces a traditional textbook but enhances the learning experience using modern digital tools and industry leading high quality video

EXHIBIT H
Webinar Transcript

Brett Andrews:	Hi everybody, this is Brett Andrews of MicroVentures. Thank you all for joining us today. Today we're going to be hearing from two presenters. Warren Essey, co-founder and CEO of Kudu. Prior to founding Kudu, Warren worked as a software engineer for Google. During his time at Google, Dr. Essey also maintained a position as visiting professor at the University of California, Los Angeles. Since June 2016, Dr. Essey has also [inaudible 00:00:38] as a product scientist at UCLA. Previously, Dr. Essey lectured at MiraCosta College after a post-doctoral fellowship at the University of California, Berkeley, and holds his Masters degree and PhD in Physics from UCLA. 2002, Dr. Essey placed first in the Africa Middle East region at the IBM ACM International Collegiate Programming Contest as a part of a team representing The University of Witwatersrand.
Brett Andrews:	We'll also be hearing from Alexander Kusenko, he's a co-founder of Kudu. Along with co-founding Kudu, Alexander works as a professor at UCLA's Department of Physics and Astronomy. He also serves as a senior scientist at the University of Tokyo's Kavli Institute for the Physics and Mathematics of the Universe. Throughout his professorship, Alexander has received four UCLA outstanding teaching awards. He is a fellow of the American Physical Society and a recipient of the society's Outstanding Referee Award. Alexander currently serves on the board for the Aspen Center for Physics. He completed his undergraduate education at Moscow State University and attended the Yang Institute for Theoretical Physics at Stony Brook University for his graduate degree. How are you guys doing today?
Warren Essey:	Yeah, doing great. Thank you, Brett. Thanks for the intro.
Brett Andrews:	Yeah, of course.
Alexander Kusenko:	Yeah, thank you for the introduction.
Brett Andrews:	Yep. Thanks guys. So real quick, before we get going, just to set up the ground rules for this talk. Today, Warren and Alexander are going to run through their pitch deck, should be around 10 or 15 minutes. During that presentation, we encourage you to send in questions. If you go over to your control panel, the GoToWebinar control panel, there's a little tab that says Questions. You can go in there and just type them in. No problem doing it during the presentation, they're just going to go to me and not interrupt them. So feel free to submit. Once they're done with the pitch deck, we'll go into Q&A. Should be another 15, 20 minutes, however long it takes to answer the questions. And during that time, we'll field any others that anybody has. So with that, I'll let you guys take it away and introduce everyone to Kudu.
Warren Essey:	Great, thank you very much Brett. Yes, let's dive straight into the slides, and during it I'll jump into an actual demo of the product, we're going to see what we're doing. So I'm Warren Essey, CEO and co-founder of kudu.com. Let's go through here. You always want to start with what problem are we actually solving? So actually, for us, there's three core problems we're going after. The first one is the most obvious. Textbooks are just overpriced right now. They're

also static, old-school printed books in general. But there are also some more subtle problems we're going after.

Warren Essey: It's pretty well-established right now that traditional lectures just aren't good enough anymore. Most campuses are aiming to get a lot more active learning into the classroom. And active learning meaning actual discussions, and problem solving, and the active components, and not just passive listening. So most universities really want to tackle this problem, but it leads us into our third and most subtle problem, is that the largest research universities are different. There, the professors get their tenure, and their promotion based off their research, even though they're required to teach. So there aren't really many incentives for them to have a large paradigm shift towards active learning. So you need to actually find a way to incentivize them [to] switch to this new way of teaching.

Warren Essey: So for us, the solution was pretty simple. Build a better textbook. Everyone's still using a textbook. It's very familiar and so it's an easy way to get into the classroom. So we keep that familiar tool there, but we make it very customizable and easy to be used in a modern classroom. But then we go one step further and we build in all the popular tools that professors are using already. Most of them use online homework systems, physical clicker devices to do polling in class, and we've gone and invested pretty heavily into multimedia and video as well. And then we integrate this all into one platform so that everything from production of content, through to sales, through to distribution to students, is done in one place to reduce the cost to students.

Warren Essey: It's a pretty bold statement to say build a better textbook, so at this stage, we can qualify it by actually giving a quick view of what that textbook looks like. So I'll jump right into Kudu here and we can see how we envision a chapter to be in a textbook. So this is one of Newton's Laws, and one of our popular courses, Physics for Life Sciences. So instead of just a static printed chapter, we have three main components built in here. One is this big video at the top called, what we call a pre-lecture video. And it's roughly 10 minutes long. We'll have a quick few seconds of it to see. This is done in studio in high quality, not just a camera inside a lecture hall.

Warren Essey: And we can skip ahead and see that we do advanced graphics and animations to explain concepts.

Warren Essey: This has taught our students to be prepared before coming to class so they can focus on active learning and active components in class. Below, we have what is similar to a traditional textbook chapter, the equivalent of 20 or 30 pages. You can see it's nice and formatted well for mobile-friendly and tablet use, as well. And then right below that, we have the online homework system built right there. And we allow pre-lecture questions and homework questions so that you can be prepared before class and do your traditional auto-grading homework.

Warren Essey: Just quickly, we can show kind of one of the core features, is we have an edit mode button that allows you to turn on edit mode and customize everything in here. You can add more videos in if you want. You can go down to any of our content and edit it. So if we skip down a little bit, I'll quickly actually click an edit button. You can see our equations jump back into LaTeX, which is the standard for research universities. We can embed videos and hyperlinks down below. You can just change it and save it right there, and now your textbook is being customized and is personal to your class. And similar with the questions at the bottom, you can go edit any of them, you can add your own questions. All our features are open for customization.

Warren Essey: So this gives you a quick overview of what we mean by a better textbook. And it's one of the key points here that we own both the platform and the content. And this is important so that we can optimize our content around our features and our features around our content. And this lets us go for ease of use for the professor. And that's the problem we're solving for the professor. We're taking their four or five tools that they're using right now and combining them into one easy to use, advanced textbook app. And then we allow them to actually author content right there in the system, which allows us to either start with existing content, like open-source material or their lecture notes, or we can build things from scratch and have very custom courses per campus as well.

Warren Essey: And it's important that we engage the actual professors to build their content right in the system. Because that leads into our business model where we sell directly to these professors. They are normally tenured professors that can choose whatever textbook they want for their class. We bring quite a few of them on as paid consultants to build more content for Kudu. They then go and spread via word-of-mouth to other professors that they're using Kudu and they're building content for Kudu. We go one step further and actually pay for them to go give academic talks to these professors at other campuses. And then these professors can assign Kudu in place of a textbook.

Warren Essey: And since we're pretty reliant on those professors, it actually led us to our sales model, which is very different to what traditional publishers do. Right now, the traditional publishers send out thousands of sales people that literally knock on doors and send out emails. So for us, we're doing a sales model of professors to professors. So we actually pay for our authors to go give academic talks at other campuses. They talk about Kudu as a platform to help active learning and to improve student learning. And they talk about the content that they're helping build that replaces textbook and is better than textbooks.

Warren Essey: In this way, you get access to dozens of professors at one time and you're seen as a partner to academia and not as some outside corporation. And this isn't just some made-up dream model that we want, we've actually been invited to eight campuses so far and have more lined up. So we see this as the future of sales within our model.

Warren Essey:	So let's have a look at the competitive landscape. By far, the most obvious and biggest competitors are the textbook companies. There's a few big players, all multi-billion dollar players. Pearson is the largest, actually the largest publisher in the world, doing about $4 billion a year in sales. Now if we look well why couldn't they just copy us and crush us? To put it simply, it's the innovator's dilemma. Right now, they make so much money from their current business model, the print model, they devote their entire company around it. All their sales processes, all their contracts, everything is around that model. They're making billions from it. They can't convert overnight.
Warren Essey:	So, they are not an immediate threat to us, although obviously we'll watch them very closely. There are other people with technology solutions, and we mentioned TopHat over here, they're a well-funded, good technology company. But they're not building all their own original content like we are. And we think that's really important to vertically integrate and own the content all the way down the stack.
Warren Essey:	We've also mentioned there's a movement for open educational resources. You've found some material, you give it out freely to the world for people to repurpose. For us, this is actually a resource. We get to import that material, edit it, and get it up to commercial quality. Right now, again, this is not being used at the big universities, it's more at the community college level because the quality isn't quite where it needs to be. But for us, it's a good starting point, and we get to leverage that movement right now.
Warren Essey:	So, the team, we got a great intro from Brett, so you don't need to know too much more about Alex and I. What we really wanted to highlight is that the consultants that are helping us build our content, we wanted to call out these aren't junior lecturers. These are very senior people at big institutions like UCLA and UC San Diego. And they're very vested in Kudu now as a platform and they're helping us build content and spread Kudu around the world.
Warren Essey:	So how are we doing? We launched our pilot at UCLA the fall of 2016 and we spread out of UCLA in the Fall of 2017. And this academic year, we started with almost two and a half thousand students. This quarter, we've added two more campuses. It's also important to show that we had kind of head-to-head competition with the big textbook players, and UC San Diego was a great opportunity where they actually ran us in parallel with the big textbook because their labs still depended on it. And they got to survey the students and do an A/B test. The students chose us by a seven to one margin. And so at the end of the year, they signed an MOU with us to switch their entire physics for life sciences program to Kudu, which is their largest physics course on the campus. So we were proud of that.
Warren Essey:	How do we scale and get big? Well, we can scale within a single campus. We started in the physics space. We just launched a pilot in chemistry. And as we launch new subjects, we keep generating a few hundred thousand per year per campus. But we can also take any subject that's been launched at a campus

that's successful and spread it to other campuses. Physics, again, to actually put numbers at it, if you go to the top 60 campuses, there's almost 200,000 students doing introductory physics.

Warren Essey: And so of course we want to expand in both directions, multiple campuses and multiple subjects. And if you look at the size of the market, in the big research universities, there's about four million students, but very importantly, they're very concentrated where millions of students are in the top 20 campuses and more than half the market is in the top 60 campuses.

Warren Essey: So, funding, what are we going to use the funding for? Simply put, we want to build more content. We've got physics, astronomy, we've launched chemistry. We're launching biology soon. But there's lots of other subjects we want to go for, economics, mathematics, history, political science. And so we have the professors lined up. We've begun the conversation with campuses. We want to go straight into building as much content as we can and getting it out and leveraging the fact that we're already at six campuses and can spread to those other departments and try [to] expand in more campuses at the same time in parallel with the money. We can use the rest of the expenses to help expand the team and the sales. That's it. Thank you very much.

Brett Andrews: Great, thanks Warren, I appreciate that. Real quick, before we dive into the Q&A, we had a couple people join late, so I just want to remind everyone that you can go over to the, and we encourage you, to go over to the Questions tab on your control panel and feel free to send any questions that you might have about the presentation and Kudu as a company or product. I want to first ask, I know we've talked a couple times, and I don't know if I'd seen a full demo. But the software looks really robust. I mean especially on the front end, looks designed very well. Obviously, it's being used in a market. Are you developing that in-house, or are you outsourcing? How is the product being built?

Warren Essey: It's in-house. Again, I've got four and a half years as a software engineer at Google. So yeah, I mean we're hosted on Google App Engine, everything's done in the cloud. The front end sticks to material design specs. Again, my Google background, sticking to their specs. A lot of people think we look a lot like a polished Google app for that reason. But yeah, in-house, we control all our technology. Like I said, it's important for us to have that vertical stack controlled.

Brett Andrews: I think that's huge. Especially for students these days. It's so important to have a familiar UI, UX for it to be sticky. So we've got a question here about what does it cost to get one full course built out? You mentioned that you guys own all the content and you're paying some professors to help develop it. Maybe talk a little bit about what it costs to get one course built out and then I guess another question would be how often do you have to update that?

Warren Essey: Great question. So there's actually a variety of ways of building courses. And we've explored quite a few. So we mentioned that you can start with open-

source material. And that actually reduces costs a lot. Again, textbooks have been authored and made freely available via PDF and that type of stuff. So we actually began with importing open-source material and then handing it to eight to ten professors to improve and to author homework sets. When we start with that kind of model and we compare it with some licensed video and a little bit of original video, we're building courses for around $60,000. If we go completely from scratch, which we do want to do, we have a biology textbook completely from scratch. The text component, again, is pretty cheap, in the tens of thousands of dollars. But if you double down on doing the high-end video, that can drive the costs up to three to four hundred thousand dollars for a large course. So those we will only save for the very high enrollment courses where a single campus could have 3,000 students a year paying $50 to $75 each to Kudu.

Warren Essey: But we have, for instance, we've costed out the next 16 courses we want to build, and the total cost will be $1.6 million to do that. So that includes courses that cost $20-25k and courses that cost over $300k to build. So it just depends on what we're ... how we're starting and what kind of course we're going after.

Brett Andrews: So I was going to ask just as a follow-up, what it looks like for the payback period, but I'm guessing that that probably varies quite a bit depending on which course that you're working on?

Warren Essey: We do try to look at the economics normally at least one campus that we already have as a partner. So this is again, when you ... students pay $50 for a single semester. If it's a multi-component course, that might run over two or three semesters, they pay $75. So we could use something like physics for life sciences, for instance, as 1,500 students a year at UCSD paying $75 each, so it's a little over a hundred thousand in recurring revenue from that single course. But the material also gets repurposed for the physics for engineers, which is another 1,500 students. So it becomes an introductory physics course that has about 3,000 students a year at a single campus. This is why, if we can figure out that that single course is going to generate $100-200k per year on that one campus, it's very much worth the risk of putting $3-400k into it because the minute we launch it at UCLA, or Syracuse, or any of our other campuses that we're at, the payback becomes one year or less.

Brett Andrews: And can certainly see that. So I guess another add-on to that, I know it's still sort of early days for you guys, but what is the ... And I'm sure this varies per subject, but how evergreen are these? And how often do they need to be updated with new information?

Warren Essey: We actually update our courses every 12 to 16 weeks. As people teach it, they submit their suggested changes or new problems and it goes through peer review and we have a senior editor that's a professor who will go over and decide if those changes should go into our master version.

Warren Essey: But for us, this is one of our advantages, we can keep things very up-to-date, very fresh. We do this by paying consulting fees to professors that are actually

teaching. We pay them hourly to review things and suggest updates. So even on a large course, the cost is a few thousand dollars a year. Maybe $10-20k if it's a very large course with many professors submitting suggestions. But this keeps us always up-to-date, always fresh. Our homework sets are always evolving very quickly. Again, in the days of the internet, solutions get posted on the internet pretty quickly. Even though we randomize numbers. It's great to just have fresh questions always coming in and being up-to-date all the time.

Brett Andrews: Perfect. Okay. We got another question here. I think I know the answer to this, but since someone's asking, do you guys look at this, and maybe ... The question is, do you guys look at this as an add-on to traditional textbooks or as a replacement? I think, obviously, well I don't know want to answer it for you, but maybe talk a little bit about, I'm sure I know how you guys see it, talk a little bit about that, but also about how professors are currently using it.

Warren Essey: Yes. We're actually ... To replace the textbook. That's the paid product we replace. So we're actually saving the students money and it's an easy decision. If you want to sell an add-on right now, it's a really hard sales pitch for professors. But it's not just the textbook we're replacing. Most professors at big campuses are also using some sort of technology solution. So we replace the textbook, we replace the online homework. Some professors use in-class polling devices to get responses for quizzes or just quick questions from their slides. That's all built into Kudu. Other professors, they post their lecture notes and all sorts of things on a learning management system online. All that can be handled within Kudu. So we're actually replacing four to five tools that the professor is using.

Warren Essey: But in terms of why would they pay for it, well we're replacing a very expensive textbook. And that's why we do want to remove the textbook from the equation and just use everything in Kudu in one place.

Brett Andrews: Yeah. The cost change is just huge. It's a major discount for the student. I've got a question here about do you have any data on student grade performance? I know you talked about satisfaction, obviously students are going to love paying a fifth of the price in a lot of cases for the product. And the professors like it, as well, because they can adjust it. Do they have ... In the cases where you guys are replacing the textbooks, have you gotten any feedback back on whether or not students are performing better with this? Or is it the same? Or can you talk a little bit about that?

Warren Essey: Yeah. So those kind of studies to do internally would be pretty tough and would take a lot of scale. So right now, there is such a large body of research showing that active learning improves learning for students and shrinks learning gaps. So for us, we can't force professors, especially tenured professors, to teach in a certain way. But we can nudge them towards these better practices. So what we're doing is we replace the textbook that they're using, but we build these pre-lecture videos in and pre-lecture assignments, which frees up time in class so that the professors can do more problem solving within the class. Any professor that's tenured at a big campus can of course go solve problems with

students, but they normally don't have the time to do it in class because their lectures are full. So by us taking care of some of these tasks that normally take a lot of resources and time to do, it frees them up to go after these best practices. And we very strongly encourage it within the app that by default the pre-lecture videos and assignments are there.

Warren Essey:
When we've gone and surveyed the students and the professors, we get very positive results. The students, again, we've asked them to not think about price, just review us one to one in terms of your other online homework platforms and your textbook, and we get self-reported very positive results. But we haven't done any internal large-scale studies because that would take doing control groups and everything, and we would need a very large partner agreeing to hold back thousands of students from this better practice, whereas we just want everyone switched day one because the research is pretty conclusive at this point.

Brett Andrews:
Got it. Next question is about the sales model. Is there any concern that the professors being your sales people, without ... Would that not be their primary profession? So I think what the question is getting at is, is ... Yeah, you can scroll to the slide. Is that model of the professors sort of being your sales force, I think from a leverage standpoint, it makes a lot of sense. Are you finding that they're sufficiently motivated enough to do that given all the other stuff on their plate?

Alexander Kusenko:
So professors in universities do many things. And teaching is one of these things. And one good thing about Kudu is that it saves time for professors. Instead of managing three systems, I just have one and everything is streamlined. Now when it comes to sales, I'll give you an example. In September, I was invited as a professor to give a talk at NYU, New York University, about my own research. And at the same time, the department who heard about Kudu decided to schedule a faculty meeting where I explained and told about Kudu to 50 professors.

Alexander Kusenko:
So for me, it was a very small sideline step in my trip. But for Kudu, it's a much better access than we could get with sales people. And this is very common for research-oriented professors, to come and give talks. So people also happen to talk about teaching. Now some professors are more closely involved in the development of content, so they are authors of some of these courses. And then, of course, they are incentivized to go on these book tours and they would feel more compelled to talk specifically about Kudu and travel and give talks about Kudu as the new way of educating students.

Brett Andrews:
Okay. Yeah.

Alexander Kusenko:
The upshot is that it's fairly common for professors to go to other universities to give talks. And if Kudu is part of that, they're happy to do that.

Brett Andrews:	Got it. I think that makes sense. Got another question here about do you allow printing the textbooks, chapters, for offline reading? What is the alternative for people who like paper books?
Warren Essey:	So we're actually ... We have a print view you can export to PDF. We don't have to be as protective of our content because we built the online homework directly into the platform. So for students to submit their homework, they have to have an account with a unique identifier to get their grade. So we're not too worried if people want to share our videos and our content and just learn physics outside of the classroom. We don't care. Once you're enrolled in a university, if you want to get your grade, you have to sign up with Kudu and have a unique account.
Brett Andrews:	Got it. I think we've got one more. And this will actually be a good segue to wrap up. Someone, so they're asking what are the most popular courses and what are you looking at as most important to fill ... as the next course to fill out in the pipeline? So maybe that's kind of a good opportunity to talk about where you guys are going. I know you had a slide that showed physics I think, obviously a big one. But maybe talk a little bit more, highlight that again, and what courses are the most popular now and then which ones do you not have that you guys are looking at as the most important next courses to add.
Warren Essey:	Great question, yeah. So we started with physics. One, it's obviously one of the big areas. It's also one where active learning is the most needed. Again, I think it's a very diverse population that takes physics, and it's not the most loved subject and performance is not always the greatest. And using technology to improve that, it's a really good use-case for us. But of course, Alex and I both coming out of the physics base meant that we had the network there and the knowledge of what's been done to succeed on that first subject.
Warren Essey:	A lot of the problems are similar in other STEM subjects. And this is also where our network is very strong. So we're doing our pilot in chemistry already. Chemistry is probably even slightly larger than physics. We're going into biology as well. In the UC system, again there's very large medical schools, so biology is very large departments. But we are actually jumping into the social sciences and humanities as well. Economics is one of the highest enrollment, and again we solve very similar problems for them. Political science and history are ones we're looking at that we will also launch. So for us it's not too hard to build out multiple subjects in parallel. Again, it just takes some capital. So we basically have a prioritized list based on enrollment on the other subjects.
Warren Essey:	But within physics itself, we are also looking to close out on some of the medium-sized courses that are cheaper for us to build but help us build this army of professors. So we have the intro physics done, but we're building some more advanced upper-division courses, so when a professor is assigned to teach that course, they can switch to Kudu already and then when the next semester they're assigned to teach an intro course, they're familiar and already invested in Kudu.

Warren Essey:	So we have these two kind of ways we're going. The very large enrollment courses that'll be big revenue generators, and those courses will cost a little more money to build because we want to do video and everything. And then closing out subjects where we're strong like physics and astronomy and soon to be chemistry and biology where we're actually going to close out the upper division courses and make sure that we really increase the number of professors that are invested in Kudu and can help spread it to other campuses.
Brett Andrews:	Got it. Yeah. I think one of the points you made in the beginning, but I think is worth reiterating, though we talked but one of my first question to kick things off was about how impressive I think the software looks. I think it is just a highlight, again, that what's unique about what you guys are doing is it's not just a software company. It's a content company. So in a lot of ways, you guys are both a tech and a publishing company. And I think that the capital that you're looking for, as you mentioned the use of funds slide to build out these courses, you're building assets. And you mentioned, as well, that you're keeping them up-to-date by having real-time feedback from the professors. So it kind of continues to stay relevant. And I just think, as people kind of look at the opportunity, that's something to keep in mind.
Brett Andrews:	So that's going to do it for the questions. I think before I kind of wrap up and point some people to some places, do you guys have any I guess sort of closing thoughts and maybe places that people can check you out outside of the MicroVentures site, which I will be sure to point them there. But maybe your own site, do you guys have social channels, anything else that you might want to point people towards?
Warren Essey:	The best place is to just go to kudu.com, K-U-D-U dot com, we have demos, videos, everything up there. It actually just takes one to two minutes to create an account and play around with the actual product. But there's a demo from the home page that gives you a good look at what the product looks like. You can watch our videos, you can see the instructor and student sign-ups. It's really the best place to get an idea of what we're doing. And yeah, so people should go check it out, and if they like what they're doing, go back to MicroVentures and help us build out those next 16 courses we have ready to go.
Brett Andrews:	Definitely. Well thanks for the time, guys, and everyone who attended and everyone who will be watching this recording later. If there are any more questions after we sign off here, or if you are watching the recording back, you can submit them through the MicroVentures website. By the way, this offering will be closing soon. So of course, if you'd like to invest in Kudu, we encourage you to visit the MicroVentures website. On the Crowdfunding page, you'll find their name and their tab there. You can go to their campaign page, a lot of the information we discussed today is there in addition to some market statistics and some ... kind of the details of the terms of the investment. We try to make it real easy for you if you want to participate. There's a bit orange investment button right up at the top. You can click that. I'm assuming most people here

have a login name. If not, you can create one pretty easily. And then go ahead and participate if you'd like.

Brett Andrews: So I appreciate everyone's time. Thanks Warren, thanks Alexander, for the time today. And that'll conclude the webinar.

Warren Essey: Thank you very much. We appreciate this opportunity.

Alexander Kusenko: Yeah, thank you for having us.

Brett Andrews: Yep. Have a great rest of the day and week. Talk to you guys again soon.

Warren Essey: [inaudible 00:32:34].

Brett Andrews: All right, bye.